**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 03, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     **No X**

Enclosure: Press release:  **NOTICE OF BENEFICIAL INTEREST IN ANGLOGOLD ASHANTI SECURITIES**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

**NOTICE OF BENEFICIAL INTEREST IN ANGLOGOLD ASHANTI SECURITIES**

In accordance with Section 122(3)(b) of the Companies Act, No 71 of 2008, as amended and paragraph 3.83(b) of the JSE Limited Listings Requirements, AngloGold Ashanti shareholders are advised that the Company has received formal notification from Public Investment Corporation SOC LTD (PIC) that it has acquired a beneficial interest in the securities of the Company. Accordingly, PIC's total beneficial interest in AngloGold Ashanti's securities now amounts to 10.032% of the issued ordinary share capital of the Company.


**ENDS**

3 March 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited


**CONTACTS**

**Media**

| | | |
|---|---|---|
| **Chris Nthite** | +27 11 637 6388/+27 83 301 2481 | cnthite@anglogoldashanti.com |
| **General inquiries** | | media@anglogoldashanti.com |

**Investors**

| | | |
|---|---|---|
| **Sabrina Brockman** | +1 646 880 4526/ +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| **Yatish Chowthee** | +27 11 637 6273 / +27 78 364 2080 | yrchowthee@anglogoldashanti.com |
| **Fundisa Mgidi** | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |


Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 03, 2020

By:      /s/ M E SANZ PEREZ
Name:    M E Sanz Perez
Title:    EVP: Group Legal, Commercial & Governance